Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, NY  13057
February 2, 2012
Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, DC 20549

Re:  Microwave Filter Company, Inc.
Preliminary Proxy statement
Filed January 24, 2012
File No. 000-10976

Dear Mr. Duchovny,

We have amended our Preliminary Proxy Statement and filed same with the SEC on February 3, 2012.

With respect to your comments:

General:

1. We have provided information required by Items 4(b) and 5(b) of Schedule 14A with respect to all of our participants.

2. We have included page numbers in our proxy statement.

Cover page:

3. We have revised the cover page of our proxy statement and the form of proxy to clearly identify it as being preliminary.

4. We will not seek the ability to adjourn the meeting.

5. We have revised our cover page to indicate that by executing and returning their proxy card, security holders will relinquish the opportunity to vote on the proxy access proposal.

Voting and Solicitation:

6. We have indicted in our proxy statement that the election of Directors is considered a "non-discretionary" matter as it relates to broker votes.



Executive Compensation:

7. The second paragraph below the executive compensation table explains that Mr. Fahrenkrug took a voluntary pay cut in both fiscal year 2011 and 2010 due to the downturn in business and the economic climate.


Proposal One: Election of Directors:

8. We have disclosed that all nominees have consented to be named in this proxy statement and to serve if elected.

We acknowledge that Microwave Filter Company, Inc. is responsible for the adequacy and accuracy of the disclosure in this filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


Richard Jones
Chief Financial Officer
Microwave Filter Company, Inc.
(315) 438-4758